UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGL Resources Inc.
Retirement Savings Plus Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

AGL Resources Inc.
Retirement Savings Plus Plan
Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014 and
For the Year Ended December 31, 2015

AGL Resources Inc.
Retirement Savings Plus Plan
Table of Contents
____________________________________________________________________________

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
AGL Resources Inc. Retirement Savings Plus Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the AGL Resources Inc. Retirement Savings Plus Plan (the “RSP Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The RSP Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the RSP Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RSP Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the RSP Plan’s financial statements. The supplemental schedule is the responsibility of the RSP Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Atlanta, Georgia
June 24, 2016

AGL Resources Inc.
Retirement Savings Plus Plan
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014
____________________________________________________________________________

	2015	2014
Assets:
Investments, at fair value:
Registered investment companies	$419,878,685	$422,873,648
AGL Resources Inc. common stock	183,772,254	152,474,113
Collective trust	62,148,355	60,536,768
Total investments	665,799,294	635,884,529

Receivables:
Notes receivable from participants	13,213,254	13,026,673
Employer contributions	1,929,628	1,226,028
Due from broker for securities sold	51,660	76,588
Participant contributions	721,813	—
Total receivables	15,916,355	14,329,289

Accrued interest	20,886	20,883

Net assets available for benefits	$681,736,535	$650,234,701

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc.
Retirement Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015
____________________________________________________________________________

Additions:
Investment income	$32,000,896

Interest income on notes receivable from participants	545,755

Contributions:
Participant	25,409,074
Employer	15,195,368
Rollover	1,146,222
Total contributions	41,750,664

Total additions	74,297,315

Deductions:
Benefits paid to participants	(44,345,420)
Administrative expenses	(189,470)
Total deductions	(44,534,890)

Net increase before transfers in from related plan	29,762,425

Net transfers in from related plan	1,739,409

Net increase after transfers in from related plan	31,501,834

Net assets available for benefits:

Beginning of year	650,234,701

End of year	$681,736,535

The accompanying notes are an integral part of these financial statements.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements
____________________________________________________________________________

1.	Plan Description

The following description of the AGL Resources Inc. (the “Company”) Retirement Savings Plus Plan (the “RSP Plan”) is provided for general information. Participants should refer to the RSP Plan document for a more complete description of the RSP Plan’s provisions.
General
The RSP Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, all regular full-time and part-time employees are eligible to participate in the RSP Plan after receiving their first paycheck or reaching age 18, if later. Leased employees, interns, co-op students and union employees whose collective bargaining agreements do not provide for participation in the RSP Plan are not eligible to participate.
The RSP Plan consists of both a profit sharing plan and an employee stock ownership plan (“ESOP”). The ESOP consists of the portion of the RSP Plan which is invested in the Company’s common stock. Both the ESOP and non-ESOP portion of the RSP Plan are intended to constitute a single plan.
On June 28, 2013, assets from the Nicor Companies Savings Investment Plan (the “SIP Plan”) merged into the RSP Plan. Participants in the SIP Plan became immediately eligible to participate in the RSP Plan. These participants include employees hired at Northern Illinois Gas Company and Pivotal Home Solutions, and collectively are referred to as “Nicor participants.”
In August 2015, the Company entered into a definitive merger agreement with The Southern Company. At the effective time of the proposed merger, which is expected to be completed in the second half of 2016, each share of the Company’s common stock, other than certain excluded shares, will convert into the right to receive $66 in cash, without interest, and the Company will become a wholly owned, direct subsidiary of The Southern Company. Completion of the proposed merger remains subject to various closing conditions, which include, among other things, the receipt of required regulatory approval from the New Jersey Board of Public Utilities.
Administration
The RSP Plan is administered by the Administrative Committee (the “Committee”), which is appointed by the Company’s Board of Directors. The Committee has the sole discretion and authority to interpret the provisions of the RSP Plan, including determinations as to eligibility, amounts of benefits payable, and the resolution of all factual questions arising in connection with the administration of the RSP Plan.
The Committee has engaged Bank of America, N.A. (“Trustee”), to maintain a trust under which contributions to the RSP Plan are invested in various investment funds and the Company’s common stock. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) serves in the role of record keeper and custodian for the RSP Plan.
Contributions
Employee Contributions. Participants may elect to make before-tax contributions, Roth after-tax contributions, traditional after-tax contributions, or a combination thereof. The amount a participant elects to contribute will be withheld from his or her compensation through payroll deductions, and such contributions will be transferred by the Company to the Trustee of the RSP Plan at each payroll period and will be credited to the participant’s account as soon as administratively practicable after such transfer. An automatic before-tax contribution deferral of 3% of eligible compensation is generally provided for employees hired or rehired on or after January 1, 2012, when no other election is made. The automatic enrollment will become effective on the first day of the first full pay period beginning 30 days after the eligible new employee enters the RSP Plan.
Participants who have attained age 50 before the end of the RSP Plan year are eligible to make additional catch-up contributions. The RSP Plan also accepts certain rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the RSP Plan. To the extent a participant does not elect to invest their account balances in any investment fund, the RSP Plan has designated a qualified default investment fund. Maximum contributions cannot exceed limits as set forth in the Internal Revenue Code (“IRC”).

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements
____________________________________________________________________________

Company Contributions. Generally, on behalf of each participant who makes before-tax and/or Roth after-tax contributions, the Company makes a matching contribution each payroll period. The Company makes a matching contribution on traditional after-tax contributions for Nicor participants each payroll period.

•
Participants eligible for the legacy AGL defined benefit pension plan receive a matching contribution equal to 65% of the participant’s before-tax and Roth after-tax contributions up to 8% of the participant’s compensation.

•
Participants not eligible for the legacy AGL defined benefit pension plan (including Nicor participants) receive a matching contribution equal to 100% of the participant’s first 3% of contributions and 75% of the participant’s next 3% of contributions.

•
For non-pension eligible participants, the Company also makes an additional non-discretionary annual contribution of 1.5% of the participant’s eligible pay, if they are an employee as of the last day of the plan year or terminated employment during the year due to death or disability, after reaching age 65 or after reaching age 55 with 10 years of service. Nicor participants must have completed a year of service to begin receiving this contribution.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contributions, as well as allocations of the Company’s non-discretionary annual contribution, and RSP Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the RSP Plan. Allocations are based on participant earnings, account balances, or specific participant transactions. A participant is entitled to the benefits that can be provided from the participant’s vested account.
Vesting
A participant’s contributions and earnings thereon, and all company stock dividends, are vested immediately. The Company’s contributions and earnings thereon are vested upon occurrence of any one of the following:

•	Completion of three years of vesting service;

•	Attainment of age 65 while employed by the Company;

•	Eligible to receive benefits under the Company’s Long-Term Disability Plan; or

•	Death while employed by the Company.

Partial vesting of the Company’s contributions occurs during the three years of vesting service as follows:

Years of Vesting Service	(AGL Participants)	(Nicor Participants)
Completed by Employee	Percentage Vested	Percentage Vested
Less than 1 year	—%	—%
1 year	50%	—%
2 years	75%	—%
3 years	100%	100%

AGL participants must complete 1,000 hours of service during the RSP Plan year to receive a year of vesting service. Nicor participants receive a year of vesting service on each anniversary of employment.
Withdrawals
A participant’s traditional after-tax contributions (including earnings) may be withdrawn. Participants also may be eligible for hardship withdrawals from their before-tax contributions and Roth after-tax contributions (but not the earnings on those contributions earned after 1988) if they meet certain “immediate and heavy financial need” hardship requirements. An additional 10% income tax generally will be imposed on the taxable portion of the withdrawal unless the participant has reached age 59½ (or has satisfied certain other criteria established in the IRC at the time of withdrawal). Additionally, participants over age 59½ are permitted to take a distribution from the RSP Plan without an early withdrawal penalty.
Distribution of Benefits
The RSP Plan provides that distribution of benefits may be made as soon as practicable after an employee’s death, disability, or separation from service. If the vested account balance is $1,000 or less, the RSP Plan may make an immediate distribution without the consent of the participant. For balances of more than $1,000 but not over $5,000, if participants do not choose

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements
____________________________________________________________________________

a method of distribution, the account balance will be automatically rolled over by the RSP Plan to an individual retirement account with Merrill Lynch upon separation of service. Otherwise, a participant may delay the distribution of his or her account until the date the participant reaches age 70½.
Generally, a participant’s distribution will be made in a single sum of cash. To the extent a participant’s account is invested in the Company’s common stock on the date of distribution, at the option of the participant, the distribution may be made in the form of whole shares of the Company’s common stock (and cash representing any fractional share). In addition to the lump sum option, partial distributions, and monthly, quarterly, semi-annual, or annual installments of a fixed amount or period are allowed.
Distributions of cash or the Company’s common stock from a participant’s account (other than amounts attributable to the participant’s Roth after-tax contributions and traditional after-tax contributions) which are made upon the participant’s termination of employment, disability or death, generally will be taxable in the year of distribution. Such distributions generally will be subject to 20% federal income tax withholding.
Notes Receivable from Participants
Participants may borrow from their participant accounts. Such borrowings represent loans to the participant and notes receivable to the RSP Plan. The minimum loan amount to a participant is $1,000 and may not exceed the lesser of either the limit established by the Committee or the lesser of (i) $50,000 minus the participant’s highest outstanding loan balance during the previous twelve months, (ii) 50% of the participant’s vested account balance less the participant’s current outstanding loan, or (iii) 50% of the participant’s vested account balance. Participants generally repay loans through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. The currently outstanding notes receivable from participants are secured by the vested portion of the participant’s account and bear interest at fixed rates that range from 3.25% to 9.25%, based on a reasonable rate of interest, which is defined as the rate of interest that would be charged by persons in the business of lending as of the origination date. The rate of interest is established at the date of the loan and is based on the prime rate plus 1%. The interest rate remains fixed over the life of the loan and interest is computed monthly.
A participant may not have more than two loans outstanding at any time, and only one can be residential. In the event that a participant terminates employment for any reason (or otherwise ceases to be a party-in-interest), any outstanding RSP Plan loan(s) will become due and payable in full at that time. The RSP Plan provides that the Committee may take certain actions (as appropriate) to allow the participant to cure a default on a RSP Plan loan.
Forfeited Accounts
Any forfeited amounts resulting from employee terminations prior to completion of the vesting period may be used to reduce future Company contributions or may be applied to RSP Plan expenses incurred with respect to administering the RSP Plan. Forfeited non-vested accounts totaled $4,566 at December 31, 2015 and $22,231 at December 31, 2014. In 2015, the RSP Plan used $225,363 of the forfeited non-vested account balances to decrease Company contributions. No forfeitures were applied to RSP Plan expenses in 2015.
Administrative Expenses
Loan origination and maintenance fees associated with notes receivable from participants, overnight check service fees, and the RSP Plan’s investment advisory and shareholder servicing fees are paid by the RSP Plan and are reflected in the financial statements as administrative expenses. Investment management fees are charged to the RSP Plan as a reduction of investment return and included in the investment income reported by the RSP Plan. All other expenses of the RSP Plan are paid by the Company.

2.	Summary of Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the RSP Plan’s management to make estimates and assumptions that affect the reported

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements
____________________________________________________________________________

amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
The RSP Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The RSP Plan’s Investment Committee determines the RSP Plan’s valuation policies utilizing information provided by the investment advisors and custodians. See Note 3, Fair Value Measurements, for discussion of fair value.
Income Recognition
Purchases and sales of securities are recorded on a trade basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The RSP Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net change in the fair value of its investments as investment income, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is reported on the accrual basis. No allowance for credit loss has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the RSP Plan administrator deems the participant loan to be in default, the participant loan balance is taxed and, if the participant is eligible to receive a distribution, a benefit payment is recorded.
Accounting Standards Adopted in 2015
In July 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that removes the requirement to report fully-benefit responsive investment contracts at fair value with an adjustment to contract value for defined benefit pension plans, defined contribution pension plans and health and welfare benefit plans. Under the amendment, fully-benefit responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose (i) individual investments that represent 5% or more of net assets available for benefits, (ii) net appreciation (depreciation) by individual investment type, and (iii) investment information disaggregated based on the nature, characteristics and risks. While the guidance would have been effective for the RSP Plan beginning January 1, 2016, it provided for an early adoption, and the RSP Plan elected to adopt its provisions effective January 1, 2015. The relevant provisions of this amendment were applied retrospectively to the accompanying Statement of Net Assets Available for Benefits as of December 31, 2014 and Note 3, Fair Value Measurements.

Other Newly Issued Accounting Standards
In May 2015, the FASB issued authoritative guidance on disclosures for entities that calculate net asset value per share for investments. The update aims to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Investments that calculate net asset value per share (or its equivalent), but for which the practical expedient is not applied, will continue to be included in the fair value hierarchy along with the related required disclosures. This guidance became effective for the RSP Plan beginning January 1, 2016 and will impact disclosures only.

3.	Fair Value Measurements

As defined in authoritative guidance related to fair value measurements and disclosure, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements
____________________________________________________________________________

gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).
The three levels of the fair value hierarchy defined by the guidance are as follows:

Level 1
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs include significant unobservable inputs that are used to determine management’s best estimate of fair value from the perspective of market participants.
The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
It is important to note that the principal market and market participants should be considered from the reporting entity’s perspective, as differences may occur between and among entities with differing activities.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
AGL Resources Inc. Common Stock
Shares of the Company’s common stock are valued at the closing price per unit on each business day on the active market in which the securities are traded.
Collective Trust
The collective trust provides participants a stable value investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds. Depending on the type of underlying investment, fair value is comprised of: i) the expected future cash flows for each contract discounted to present value, ii) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices and iii) the value of wrap contracts, if any. The fair value of participation units in the collective trust are based on the net asset value of the fund, after adjustments to reflect all funds at fair value, as reported in the audited financial statements of the fund. The fund generally provides for daily redemptions at reported net asset value per share with no advance notification requirements.

Registered Investment Companies
Registered Investment Companies are valued at the net asset value of shares held by the RSP Plan each business day.
The methods described above may provide a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the RSP Plan believes its valuation methods are appropriate and consistent with other market participants, it is possible that different fair value measurements may arise due to the use of different methodologies or assumptions in determining the fair value measurement at the reporting date.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements
____________________________________________________________________________

The fair value of the RSP Plan’s investments measured on a recurring basis is categorized in the table below based upon the valuation inputs as of December 31, 2015 and 2014. There were no Level 3 inputs at December 31, 2015 and 2014. There were no transfers between Level 1 and Level 2 during 2015.

	Level 1	Level 2	Total
December 31, 2015
Registered investment companies	$419,878,685	$—	$419,878,685
AGL Resources Inc. common stock	183,772,254	—	183,772,254
Collective trust	—	62,148,355	62,148,355
Total investments at fair value	$603,650,939	$62,148,355	$665,799,294

	Level 1	Level 2	Total
December 31, 2014
Registered investment companies	$422,873,648	$—	$422,873,648
AGL Resources Inc. common stock	152,474,113	—	152,474,113
Collective trust	—	60,536,768	60,536,768
Total investments at fair value	$575,347,761	$60,536,768	$635,884,529

4.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the RSP Plan to discontinue its contributions at any time and to terminate the RSP Plan subject to the provisions of ERISA. In the event of the RSP Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

5.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 29, 2014, that the RSP Plan and related trust are designed in accordance with applicable sections of the IRC. The RSP Plan has been amended since the IRS has made its determination. The RSP Plan administrator and tax counsel believe that the RSP Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC; and therefore believe the RSP Plan is qualified and the related trust is tax exempt.
U.S. GAAP requires RSP Plan management to evaluate tax positions taken by the RSP Plan and recognize a tax liability (or asset) if the RSP Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The RSP Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Net Transfers In from Related Plan

When the employment status of a participant changes from a position covered by a collective bargaining agreement that participates in the Nicor Gas Thrift Plan (“Thrift Plan”) to becoming eligible for the RSP Plan, eligibility for participation shifts from the Thrift Plan to the RSP Plan. When eligibility changes, the account balance of the participant is transferred to the corresponding plan. Amounts transferred from the Thrift Plan to the RSP Plan were $1,775,514 in 2015. Amounts transferred from the RSP Plan to the Thrift Plan were $36,105 in 2015.

7.	Related Party Transactions and Party-In-Interest Transactions

ERISA defines a party-in-interest to include fiduciaries or employees of the RSP Plan, any person who provides service to the RSP Plan, and an employee organization whose members are covered by the RSP Plan, a person who owns 50% or more of such an employer or employee association or relative of such persons.

AGL Resources Inc.
Retirement Savings Plus Plan
Notes to Financial Statements
____________________________________________________________________________

Notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.
Fees incurred by the RSP Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the RSP Plan. The Company pays directly any other fees related to the RSP Plan’s operations.
The RSP Plan allows participants to direct investments in the Company’s common stock. At December 31, 2015 and 2014, the RSP Plan held 2,879,991 and 2,797,177 shares, respectively, of the Company’s common stock, with a fair value of $183,772,254 and $152,474,113, respectively. The RSP Plan recorded dividend income of $4,947,952 in 2015 related to the Company’s common stock.

8.	Risks and Uncertainties

The RSP Plan invests in various investment securities, including the Company’s common stock. Investment securities, in general, are exposed to various risks such as interest rate, liquidity, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Subsequent Events

The RSP Plan administrator has evaluated subsequent events from the date of the Statements of Net Assets Available for Benefits through June 24, 2016, the date the financial statements were issued. During this period, no material recognizable subsequent events were identified.

10.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014:

Net assets available for benefits per the financial statements	$650,234,701
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,082,404
Net assets available for benefits per the Form 5500	$651,317,105

The following is a reconciliation of the net increase before transfers in from related plan per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net increase before transfers in from related plan per the financial statements	$29,762,425
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
2014	(1,082,404)
Net income per the Form 5500	$28,680,021

Supplemental Schedule

AGL Resources Inc.
Retirement Savings Plus Plan
Schedule H, line 4(i) - Schedule of Assets (Held at end of Year)
As of December 31, 2015 (EIN No. 58-2210952 / Plan Number 003)
____________________________________________________________________________

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost**	value

*	AGL Resources Inc	Common Stock		$183,772,254
	Invesco Stable Value Trust	Collective trust		62,148,355
	Money Market Fund	Registered investment company		31,919
	American Euro Pacific	Registered investment company		29,376,168
	Dodge & Cox Income	Registered investment company		32,206,648
	Dodge & Cox International ST	Registered investment company		8,149,205
	Eagle Small Cap Growth FD CL 1	Registered investment company		19,808,941
	Harbor Cap Appreciation Instl Fund	Registered investment company		49,381,688
	Vanguard 2010 Target Retirement	Registered investment company		1,287,249
	Vanguard 2015 Target Retirement	Registered investment company		4,493,765
	Vanguard 2020 Target Retirement	Registered investment company		10,711,078
	Vanguard 2025 Target Retirement	Registered investment company		28,975,732
	Vanguard 2030 Target Retirement	Registered investment company		8,701,994
	Vanguard 2035 Target Retirement	Registered investment company		6,142,294
	Vanguard 2040 Target Retirement	Registered investment company		6,505,768
	Vanguard 2045 Target Retirement	Registered investment company		4,409,439
	Vanguard 2050 Target Retirement	Registered investment company		5,591,032
	Vanguard 2055 Target Retirement	Registered investment company		157,630
	Vanguard 2060 Target Retirement	Registered investment company		129,727
	Vanguard Developed Markets	Registered investment company		9,454,359
	Vanguard Extend Market Index Fund	Registered investment company		28,665,022
	Vanguard Institutional Index Fund	Registered investment company		80,964,663
	Vanguard Target Income Retirement	Registered investment company		1,716,630
	Vanguard Total Bond Market	Registered investment company		14,080,155
	Vanguard/Windsor II Admiral Fund	Registered investment company		45,165,775
	Victory Integrity Small Cap Y	Registered investment company		23,771,804
*	Participant Loans	3.25% to 9.25%	-0-	13,213,254

	Total			$679,012,548

* Denotes party-in-interest investment
** Cost information not required for participant-directed accounts under an individual account plan.

SIGNATURE

The RSP Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN
(Name of Plan)

Date: June 24, 2016	/s/ Matthew M. Kim
Matthew M. Kim Vice President and Controller; Member of the Administrative Committee, RSP Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of BDO USA, LLP